UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):   ☑ Form 10-KSB     ☐ Form 20-F     ☐ Form 11-K         ☐ Form 10-QSB        ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:  December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Southern Heritage Bancshares, Inc.

Full Name of Registrant

Former Name if Applicable

3020 Keith Street, N.W.

Address of Principal Executive Office (Street and Number)

Cleveland, Tennessee 37312

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.   (Check box if appropriate)

☑     (a)          The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑   (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has incurred a delay in assembling the information required to be included in its December 31, 2006 Form 10-KSB Annual Report. This delay could not be avoided without unreasonable effort or expense. The Registrant undertakes to complete and file its report on Form 10-KSB on or before April 16, 2007.

PART IV - OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

Steven W. Ledbetter         (423)                473-7980
(Name)      (Area Code)  (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934  or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.

☑Yes   ☐No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the  last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes   ☑No

   If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and, if  appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Southern Heritage Bancshares, Inc.
(Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2007               By: /s/ Steven W. Ledbetter
                        Steven W. Ledbetter
                        Chief Financial Officer